







Demand Derivatives

The Exchange of Ideas™







A Revolutionary
Futures Exchange and Clearing House
Trading the World's Major Assets in a Creative New Way*

*Subject to CFTC and SEC approval



"Derivatives are weapons of financial mass destruction"

The Problem

Markets are not bad per se. How would a farmer sell his crops without markets? The problem is in the contract design. There are a host of problems, but the most troubling design flaw with derivatives allows for "unlimited" risk and catastrophic defaults.

The Solution

Four novel instruments re-designed to protect traders and save the financial system from a derivatives-induced contagion.



Current
Exchanges

Demand
Derivatives

Benefits

CME   RealBOT

- Unique, in demand, risk/reward profiles
- Constrained losses
- Instant clearing
- Guaranteed payments
- Better than AAA+ credit rating
- Immutable record of all transactions
- Market microstructure advancements
- Perfect execution
- No clearing members required
- No guarantee fund required
- No risk-modeling required
- Dramatic fee cuts




Competition



~7x

200x

2,000x

$65b CME Market Cap
(end of 2020)

$6.5b Cboe Market Cap
(end of 2016)

Demand Derivatives:
starting regulatory
process, $32m valuation,
**6 major assets plus
39 country indices**

ABAXX Exchange:
Nearing regulatory
approval, $216m valuation
(end of 2020), pre-revenue
startup, **2 proposed assets**

Cboe Exchange:
2/3 trading revenue
from top **2 assets**

CME Group Exchanges:
1/3 trading revenue
from top **6 assets**

Exchange and Clearing House

RealBOT™
RealDemand Board of Trade

Regulated futures exchange focusing on a suite of four proprietary instruments

RealClear™
RealDemand Clearing

Vertically integrated, regulated, clearing house dedicated to RealBOT instruments, including blockchain clearing

Proprietary Instrument Designs

RealVol®

A suite of realized volatility indices and instruments (trade risk itself)

Bringing highly successful and in-demand vol swap market to an exchange environment

RealDay™

A true daily option
(perfect for hedging daily events at low cost)

Once-in-a-lifetime opportunity to launch a daily option long before the competition can get started

RealGlobe™

A "World Index Exchange" bringing country indices on a global platform with global liquidity

Current equity derivatives are terribly inefficient. There is room for only one world index exchange.

RealLimit™

A novel redesign of a futures contract with the ability to limit risk to posted collateral

The flagship product of the exchange, protecting traders and ultimately the financial system

Industry Growth



Annual Futures and Options Volume

Industry Metrics

- **Statistic relevant to Demand Derivatives:**
  $10 trillion trades each day globally. The CME commands a near monopoly in the U.S. with 91% of U.S. futures trading.

- **Statistic relevant to RealClear:**
  The OCC has a true monopoly clearing 100% of U.S. securities-options volume.

- **Statistic relevant to RealVol products:**
  ½ million VIX® futures and options trade each day

- **Statistic relevant to RealDay options:**
  84 million options trade each day on global exchanges

- **Statistic relevant to RealGlobe products:**
  74 million equity index futures and options trade each day worldwide

- **Statistic relevant to RealLimit futures:**
  101 million futures contracts trade each day at all exchanges

The Plan

- **Pre-launch**: Secure U.S.–regulation, proliferate IP, install technology, and pre-launch marketing campaign

- **Phase I**: Launch proprietary instruments on the largest asset in each of six major asset classes, expand to top 40 assets as demand dictates

- **Phase II**: Launch the "World Index Exchange" on 39 country indices

- **Phase III**: Either partner with existing exchanges (similar to an airline alliance) or open two more owned exchanges: one in Asia and one in Europe (to be decided)



Phase I:

Step 1:
Distribute to quotation vendors 40 RealVol indices on 40 underlying assets worldwide (1,600 total)

Step 2:
Launch RealLimit futures, RealVol futures, RealVol options, and RealDay options on SPY

Step 3:
Launch on major assets (highlighted)

Step 4:
Launch on top 40 assets (entire list) as demand dictates

Asset Class	Index Name	Underlying Asset
Equities		
	RealVol SPY Indices	SPDR® S&P 500® ETF
Equity Indices		
	RealVol US 500 Indices	E-mini S&P 500® Futures – CME
	RealVol Indu 30 Indices	E-mini Dow® ($5) Futures – CBT
	RealVol Tech 100 Indices	E-mini NASDAQ 100® Futures – CME
	RealVol Mid 400 Indices	E-mini S&P® MidCap 400® Futures – CME
	RealVol Japan 225 Indices	Nikkei®/USD Futures – CME
Commodities		
	RealVol Cocoa Indices	Cocoa Futures – ICE
	RealVol Coffee Indices	Coffee Futures – ICE
	RealVol Corn Indices	Corn Futures – CBT
	RealVol Cotton Indices	Cotton Futures – ICE
	RealVol Feeder Cattle Indices	Feeder Cattle Futures – CME
	RealVol Live Cattle Indices	Live Cattle Futures – CME
	RealVol Lean Hogs Indices	Lean Hog Futures – CME
	RealVol Orange Juice Indices	Orange Juice Futures – ICE
	RealVol Soybean Indices	Soybean Futures – CBT
	RealVol Soybean Meal Indices	Soybean Meal Futures – CBT
	RealVol Soybean Oil Indices	Soybean Oil Futures – CBT
	RealVol Sugar Indices	Sugar Futures – ICE
	RealVol Wheat Indices	Wheat Futures – CBT
Currencies		
	RealVol GBP/USD Indices	British Pound Futures – CME
	RealVol EUR/USD Indices	Euro FX Futures – CME
	RealVol USD/JPY Indices	Japanese Yen Futures – CME
	RealVol CHF/USD Indices	Swiss Franc Futures – CME
Interest Rates		
	RealVol 2 Yr Note Indices	2 Yr Note Futures – CBT
	RealVol 5 Yr Note Indices	5 Yr Note Futures – CBT
	RealVol 10 Yr Note Indices	10 Yr Note Futures – CBT
	RealVol U.S. Treasury Bond Indices	U.S. Treasury Bond Futures – CBT
	RealVol Euro-Schatz Indices	Euro-Schatz – EUREX
	RealVol Euro-Bobl Indices	Euro-Bobl – EUREX
	RealVol Euro-Bund Indices	Euro-Bund – EUREX
	RealVol Long Gilt Indices	Long Gilt – LIFFE
Energy		
	RealVol Natural Gas Indices	Natural Gas (Henry Hub) Physical Futures – NYMEX
	RealVol Brent Crude Oil Indices	Brent Crude Oil Futures – ICE
	RealVol Crude Oil Indices	Crude Oil Futures – NYMEX
	RealVol Gasoil Indices	Gasoil Futures – ICE
	RealVol Heating Oil Indices	NY Harbor ULSD Futures – NYMEX
	RealVol NYH RBOB Gas Indices	RBOB Gasoline Physical Futures – NYMEX
Metals		
	RealVol Gold Indices	Gold Futures – CEC
	RealVol Copper Indices	Copper Futures – CEC
	RealVol Silver Indices	Silver Futures – CEC

Phase II: RealGlobe

Step 1:
Launch futures on top country indices (highlighted) in U.S. dollars incorporating RealLimit futures as appropriate

Step 2:
Launch on the remaining country indices in U.S. dollars

Step 3:
Add "Anchor" exchanges in Europe and Asia listing same 39 indices but settled and cleared in major local currencies: euros and yen (and perhaps adding central bank digital currencies)

APAC
- *Australia*
- *China*
- *Hong Kong*
- *Indonesia*
- *India*
- *Japan*
- *Korea*
- *New Zealand*
- *Philippines*
- *Russia*
- *Singapore*
- *Taiwan*
- *South Africa*

Europe
- *Austria*
- *Belgium*
- *Denmark*
- *France*
- *Germany*
- *Greece*
- *Ireland*
- *Israel*
- *Italy*
- *Netherlands*
- *Norway*
- *Poland*
- *Spain*
- *Sweden*
- *Switzerland*
- *Turkey*
- *United Kingdom*

Americas
- *Brazil*
- *Canada*
- *Colombia*
- *Mexico*
- *Peru*
- *United States*

Note: The RealGlobe product line is independent of the launch of RealLimit, RealDay, and RealVol products.

Phase III: Global Expansion
3 Exchanges in 3 Regions in 3 Currencies with 3 Separate Clearing Houses*



U.S. Exchange

European Exchange

Asian Exchange

*Partner with or own three proprietary exchanges
All open 23 hours per day five days per week

Team



- Robert Krause, CEO (founder and innovator, former CME and Morgan Stanley executive)

- Jeromee Johnson, Director (former executive at BATS and MIAX)

- Richard Heckinger, Director (former official of Federal Reserve Bank of Chicago)

- Donald Schlesinger, President (former executive at Morgan Stanley)

- Wendy Robinson, GC (CFTC and in-house counsel at large investment banks)

- Andrew Kumiega, Ph.D. CQE, CQA, CSQE, CISA, CISM, CGEIT, CRISC — Senior IT Governance and Reliability Advisor (multiple director and partner-level positions in financial services firms)

- Norman Wattenberger, Head of IT (no photo) (former Citibank lead in Strategy and Architecture Area)

Key Risks	Risk Assessment	Mitigation
Denied DCM/DCO application with CFTC	Low	Reapply after fixes
No market quotes	Low	Sufficiently incentivize market makers
Wide market prices leading to low liquidity	High	- Mimic primary market contract specs to aid arbitrage - Instant clearing helping to redeploy hedges quickly - Limited loss on all products - RealRoll effectively supports "unlimited" upside potential - Eliminate fees for startup period - Ensure that quotes are widely distributed - Incentivize FCMs to steer clients to the Exchange - Incentivize top-of-book market microstructure - Intra-asset and inter-asset spreading by launching several instruments on multiple assets at once
Safety/credibility issues	Med	- Quarterly audit of commingled account - Trusted third-party oversight of posted collateral
Technology	Med	- One of the best platforms in GMEX - Main server at same exchange center (Chicago) - Built-in redundancy (New Jersey) - Over time, double redundancy (London)
Capital-raising	Med	- Crowdfunding - Security Token Offering - Direct investment (individuals and entities) - Strategic partners

Products Differentiation

Issue with Current Instruments	Company Solution
RealVol®	
VIX is based on implied volatility, not a very useful construct for hedging (-80% correlated to the index).	RealVol is based on realized volatility, the same measure as the successful and liquid OTC volatility swap market. (~0% correlated to the index).
RealDay™	
Standard daily options would need dozens of fixed strikes on thousands of assets and replicated every day — overloading current systems.	Existing systems can easily handle the marginal load of RealDay, which requires only two options each day (one call and one put).
RealGlobe™	
All country index futures are trading on local venues, generally and exclusively in the country of origin with large cost and operational complexities.	The RealGlobe concept will replace those disparate, local-only-liquidity markets with one truly global marketplace — with global liquidity and very large cost savings.
RealLimit™	
No amount of posted collateral can cover all risks to standard futures. Enormous financial stresses were felt in 2008, 2018, and recently in 2019 and 2020.	The RealLimit approach guarantees that all losses are constrained and fully collateralized — saving the system from a possible financial collapse.

Technology

Demand Derivatives has partnered with GMEX (an "exchange in a box" solution including private blockchain clearing)


NEAR SITE & DR SYNCHRONISATION
OPERATIONS
MEMBERS
MEMBERS (connected through own systems)
Multi- Exchange front end
TRADING
Trader Workstation
Member Risk Management Admin
ORDERS & EXECUTIONS
EXCHANGE
Market Operations Screens
FIX / API Gateway
Data & Reporting Services
Matching Engine (CLOB, RFQ & Auction)
Market Data Services
Exchange Risk Mgmt Services
Market Surveillance Services
Delivered by ForumMatch
TRADE INFORMATION
POST TRADE
Trade Reporting
Clearing
Settlement
Registry
CLEARING
SURVEILLANCE
MARKET DATA
ORDERS & EXECUTIONS
SUPERVISION TEAM

Protections and Approvals at a Glance

	Patents and Patents Pending	Index IP	Trademarks	SEC Approval (instruments)	CFTC Approval (instruments)
RealVol	✔ ✔	1,600 Indices	RealVol®	✔	✔
RealDay	✔	N/A	RealDay™ Battle™ Reach™ Shock™ Scream™	✔	TBD
RealGlobe	✔ ✔	39 Indices	RealGlobe™	TBD	TBD
RealLimit	✔	N/A	RealLimit™	TBD	TBD

Large Cost Reductions

(to drive liquidity and volumes)

RealVol	RealDay	RealGlobe	RealLimit
As compared to gaining the same exposure with delta-neutral hedging.	As compared to achieving daily protection using standard weekly options.	As compared to executing institutional transactions on existing global exchanges.	Estimate, as compared to listing standard futures with "unlimited" risk.


91%
Delta Neutral
RealVol
62%
Weekly Options
RealDay
98%
Equity Indices
RealGlobe
~90%
Standard Futures
RealLimit

Exchange Profit Margins


100%
75%
50%
25%
0%
-25%
Operating Profit Margin
Proft margin of market data business at exchanges
Profit margin of overall exchange business
Exchanges
Market Data Vendors
Investment Banks
HKEX
LSE
ASX
Cboe
CME
Deutsche Börse
Euronext
ICE
JPX
Nasdaq
SGX
TMX
Bloomberg
FactSet
IHS Markit
Moody's
Morningstar
MSCI
Refinitiv
S&P Global
SIX - Fin Info
Barclays - CIB
BNP Paribas - CIB
Credit Suisse - GM
Deutsche Bank - CIB
Goldman Sachs
JP Morgan - CIB
Morgan Stanley
Nomura
UBS - IB

Source: Company reports, Opimas analysis

Validation

- Asset Managers: We have been in contact with large asset managers (aggregate AUM totaling over $6 trillion). They have expressed strong interest in our instruments, especially RealLimit and RealGlobe.

- Clearing House: A U.S. options exchange has agreed in principle to use our clearing house to clear its option trades — competing with the OCC.

- Volatility: Dozens of volatility hedge funds and proprietary options shops have significant interest in RealVol and RealDay.

- Investment Banks: Many have expressed interest in a competitor to the CME. They are also willing to participate in any product with customer demand.

- Market Makers: Essentially, market makers will make markets in any product that has customer demand. They like all product lines. Several have expressed the desire to become a designated market maker.

- Index Distribution: RealVol indices are being distributed via Bloomberg, ICE, and Quandl.

- Technology: RealBOT has partnered with GMEX Group, which provides sophisticated, low-latency, full-service, low-cost exchange technology solutions (including blockchain clearing).

- License: BOX Options Exchange has licensed RealVol and RealDay for listing on their securities exchange. (BOX is a securities exchange and RealBOT will be a futures exchange — different assets, different regulators, no overlap.)

- Patent Strength: On two separate occasions, our patent was challenged by CME Group. In both instances, we prevailed.

Multidimensional Marketing

Personal Visits To:
CTAs
Hedge Funds
Market Makers
Investment Banks
Large Prop Shops



Video Tutorials



Educating Options Educators



Weekly
Volatility/Options
Radio Show

Institutional
One-on-Ones

Magazine/
Online Ads

News Releases
for Key Events



Strong Presence at
Industry Trade Shows

Show Types:
Futures
Options
Volatility
Hedge Funds
Equity
Risk Management
Pension Funds
Insurance

	PersonID	Address	Address	City	City	FirstName	FirstName	Las
1	1	1040 East Street	1040 East Street	Plateau City	Plateau City	Loretta	Loretta	Bov
2	2	154 Baltic Walk	154 Baltic Walk	Excelsior	Excelsior	Evelyn	Evelyn	Elio
3	3	952 Tennessee Avenue	952 Tennessee Avenue	Embarcadero	Embarcadero	Harold	Harold	Mcc
4	4	780 Fourth Lane	780 Fourth Lane	Tenderloin	Tenderloin	Chad	Chad	Harr
5	5	1079 Beach Way	1079 Beach Way	Cow Hollow	Cow Hollow	Sandra	Sandra	San
6	6	758 North Lane	758 North Lane	North Beach	North Beach	Kathleen	Kathleen	Rho
7	7	978 Eighth Walk	722 Arrow Lane	Miraloma Park	Columbus	Pamela	Pamela	Nea
8	8	247 Fifth Place	247 Fifth Place	Western Addition	Western Addition	Emily	Emily	Dav
9	9	843 States Street	843 States Street	Noe Valley	Noe Valley	Vernon	Vernon	Carl
10	10	749 Washington Street	749 Washington Street	Civic Center	Civic Center	William	William	Gor
11	11	360 Tennessee Place	360 Tennessee Place	Fisherman's Wharf	Fisherman's Wharf	Gladys	Gladys	Law

Email List

Academic
Papers

Brochures



Daily Social Media

Historical and Anticipated Timeline

✓	RealVol patent granted	2008
✓	Raised seed capital rounds ~$4m	2009–2018
✓	RealDay created	2014
✓	RealGlobe created	2016
✓	Demand Derivatives created	2017Q3
✓	Merger completed (union of "old" companies)	2018Q1
✓	RealLimit created	2018Q1
✓	Bloomberg agreement (index distribution)	2018Q1
✓	GMEX agreement (exchange technology)	2018Q2
✓	U.S. Bank agreement (custody of collateral)	2018Q2
✓	Options exchange agrees in principle to clear using RealClear	2019Q3

○	Pre-launch $6m round A funding	2021Q2
○	Apply for exchange and clearing licenses with CFTC and SEC	2021Q2
○	International IP protection	2021Q2
○	Exchange technology implementation	2021Q3
○	Pre-launch marketing	2021H2
○	Systems testing	2021Q4
○	Exchange launch	2022Q2
○	List RealLimit, RealVol, and RealDay on six major assets	2022Q2
○	Round B funding ($20m)	2022Q2
○	Expand to additional assets	2022H2
○	List RealGlobe assets	2023H1

Use of Funds

- Round A ($6m) expected to launch (approx. 12 months)
- Round B ($20m) expected to sustainability (approx. 18 months)

Use of Funds	Pre-Launch		Post Launch	
Capital Raising Expenses	$300,000	5.0%	$1,000,000	5.0%
Regulatory	$250,000	4.2%	$100,000	0.5%
Exchange Technology (initial install)	$375,000	6.3%		
Exchange Technology (testing, redundancy)	$350,000	5.8%		
Exchange Technology (continued operations)			$4,000,000	20.0%
IP	$250,000	4.2%	$100,000	0.5%
Marketing	$800,000	13.3%	$4,000,000	20.0%
Accounting	$75,000	1.3%	$100,000	0.5%
Miscellaneous	$100,000	1.7%	$400,000	2.0%
Legacy Expenses	$300,000	5.0%		
Salaries	$1,200,000	20.0%	$9,300,000	46.5%
CFTC Capital Reserve Requirement	$2,000,000	33.3%		
Market Maker/Trader Incentive Program			$1,000,000	5.0%
Total	$6,000,000	100.0%	$20,000,000	100.0%
	Round A		Round B	



Robert Krause, CEO
Donald Schlesinger, President
Wendy Robinson, General Counsel

Demand Derivatives Corp.
99 Wall Street
Suite 3901
New York, NY 10005
1-888-865-9267
dd@demandderivatives.com
demandderivatives.com

Notice

The information contained herein is subject to change and must not be relied upon. Specifics vary according to the underlying asset. Assumptions and the projections upon which they are based are purely speculative. There is no warranty or guarantee that any estimate can be achieved. This document is for informational purposes only and is not an offer to buy or sell, nor a solicitation of an offer to buy or sell, any securities in Demand Derivatives Corp. ("DDC"), or any other security or financial instrument. Investment interests in DDC, if offered, will be available only to sophisticated investors who are interested in investing in DDC on their own behalf. Any offering or solicitation will be made only to qualified prospective investors pursuant to a subscription document, which should be read in its entirety.

This material is neither advice nor a recommendation to enter into any transaction. Certain information provided herein is obtained from sources, including publicly and privately available information, that DDC considers to be reliable; however, we cannot guarantee and make no representation as to, and accept no responsibility or liability for, the accuracy or completeness of this information. None of DDC, its subsidiaries, or affiliated companies, any of their respective licensees, successors, or assigns, or their respective officers, directors, employees, agents, or representatives, will be liable for actions taken or not taken in reliance thereon. Past performance is not necessarily indicative of future results.

The information contained in this document is confidential and proprietary to DDC. This document is presented with the express understanding that it will be held in strict confidence and will not be duplicated or used for any purpose, in whole or in part, other than for the evaluation of an investment opportunity, without written consent. Disclosure of the receipt of this document and the matters described herein is limited to the recipient and any individuals to whom disclosure is necessary in order for the recipient to make an informed decision whether to pursue a business relationship with DDC; provided, however, that disclosure may be made to other individuals who have signed a nondisclosure agreement with DDC. This document is intended only for the use of the individual or entity to which it is addressed and contains information that is privileged and confidential. If the reader of this message is not the intended recipient, you are hereby notified that any dissemination, distribution, or copying of this communication is strictly prohibited.